

ilding on Basic Strengths | 2001 Annual Report

NovaMed℠ Eyecare, Inc.

Financial Highlights

Results of Continuing Operations*
($ in thousands)

Consolidated	1997	1998	1999	2000	2001
Net Revenue:					
Surgical facilities	$ 14,530	$ 20,131	$ 31,042	$ 41,182	$ 39,363
Product sales and other	5,995	10,972	19,736	26,666	30,700
Total net revenue	20,525	31,103	50,778	67,848	70,063
Income from operations	(1,437)	381	4,544	6,876	5,446
Net income	(843)	(65)	3,163	3,639	2,892
Diluted earnings per share	$ (0.05)	$ (0.06)	$ 0.11	$ 0.14	$ 0.11
Cash flow from operations (EBITDA)	$ (422)	$ 1,773	$ 6,963	$ 10,879	$ 9,958
Number of surgical procedures performed:					
Cataract	10,816	13,681	15,877	17,252	20,809
Laser vision correction	1,676	5,083	13,366	24,229	18,810
Other	6,464	8,845	7,718	8,743	10,178
Total	18,956	27,609	36,961	50,224	49,797

* Presented on a pro forma basis, excluding discontinued operations, initial public offering related items as well as restructuring and other charges.

Total net revenue*
(in millions)



$80.0
$60.0
$40.0
$20.0
$ 0.0
1997
1998
1999
2000
2001
SURGICAL FACILITIES
PRODUCT SALES AND OTHER

Cash flow from operations (EBITDA)*
(in millions)



$14.0
$12.0
$10.0
$ 8.0
$ 6.0
$ 4.0
$ 2.0
$ 0.0
1997
1998
1999
2000
2001

Surgical procedures



60,000
50,000
40,000
30,000
20,000
10,000
0
1997
1998
1999
2000
2001
CATARACTS
LVC
OTHER

* Presented on a pro forma basis, excluding discontinued operations, initial public offering related items as well as restructuring and other charges.

Our Business

NovaMed Eyecare, Inc. (Nasdaq: NOVA) is a leading eye care services company and one of the nation's leading owners and operators of practice-based, single-specialty ambulatory surgery centers. NovaMed is focused on the large and growing U.S. market for eye care, particularly the eye surgery segment.

NovaMed is well positioned to capitalize on the following trends:

- Most non-elective ophthalmic surgery is performed on adults older than 55, the fastest-growing segment of the U.S. population
- The efficiency and convenience of freestanding ambulatory surgery centers continues to appeal to doctors, patients and payors
- The active "baby boomers" will demand tremendous amounts of eye care to meet lifestyle needs, including laser vision correction

Surgical Facilities

NovaMed's primary focus is leveraging our proven expertise in acquiring, developing and operating efficient, single-specialty ambulatory surgery centers. Our current portfolio includes:

- 15 ambulatory surgery centers
- 13 laser vision centers and fixed-site laser services agreements

Optical Products and Services

Our optical products purchasing organization allows more than 1,000 eye care professionals to purchase optical products from more than 100 leading suppliers with which we have established strategic procurement relationships. We also own and operate two full-service wholesale optical laboratories and provide consulting services to practice-based optical dispensaries.

Our marketing services and products division provides eye care professionals with a range of products and services including brochures, videos, advertising and Web site design, education and training programs, and consulting services.

To Our Shareholders



Stephen J. Winjum

In October 2001, we announced our strategic decision to exit our physician practice management business and concentrate our resources and attention on the operation and growth of our surgical facilities business. The execution of this strategy is well underway. Since the announcement, we have divested five practices, and hope to complete the remaining 13 practice divestitures by the end of 2002.

Over the years, our practice management business has contributed to our performance. However, it has done so at unsatisfactory levels of return on capital. The primary reason is that the disadvantages of the practice-management model – high overhead, continuing capital requirements and complex relationships with physician-partners – outweigh the advantages of integrating these practices and achieving economies of scale.

One advantage endures despite the short-term costs associated with our decision to exit this business. The knowledge and experience we have gained from managing eye care practices strengthens our position as a leading operator of eye surgery centers and allows us to expand our product and service offerings to eye care professionals. We believe this will produce value for the company, our physician-partners and our shareholders.

Since exiting the practice management business requires a series of individual transactions, 2002 will be a year of transition for NovaMed as we phase out this segment and focus on growing our surgical facilities and product sales businesses. We will, of course, continue to perform our obligations under our management services agreements until our management services segment is fully divested. For reporting purposes, however, we are now treating this segment as a discontinued operation, and our financial statements have been adjusted to reflect this fact.

As the results of our continuing operations (excluding restructuring and other charges) for the past five years demonstrate, the performance of our core businesses has been strong and our outlook, we believe, is positive. Our highlights include:

- Net revenue grew from \$20.5 million in 1997 to \$70.1 million in 2001, representing a 36% compound annual growth rate.
- Net revenue from our surgical facilities grew from \$14.5 million in 1997 to \$39.4 million in 2001, representing a 28% compound annual growth rate, despite a 4% revenue dip in 2001.
- Net revenue from product sales grew from \$6.0 million in 1997 to \$30.7 million in 2001, representing a 50% compound annual growth rate.

As we previously reported, the number of laser vision correction (LVC) procedures performed at our surgical facilities declined significantly in 2001 from 2000. Unlike most of the other eye surgeries performed at our facilities, LVC is an elective surgery and is generally not reimbursed by government programs or private insurance. We believe the weakening economy had a negative impact on demand for elective laser vision correction.

Despite lower demand for LVC procedures, total revenue grew by 3% in 2001. This gain was primarily driven by a 15% increase in our lower-margin product sales segment. We responded to declining LVC procedure demand by reducing both payroll and selling, general and administrative expenses. However, primarily due to the increase in product sales revenue, the benefits of these actions were offset by an increase in the cost of product sales. As a result, we experienced our first year-to-year declines in EBITDA, income from operations and net income. From 1997 to 2000 we realized margin improvement in all three of these profitability metrics, ending 2000 with an EBITDA margin of 16%, an operating margin of 10% and a net income margin of 5%. These margins slipped to 14%, 8% and 4%, respectively, in 2001. Although we are not satisfied with our 2001 results, we believe that these results show the fundamental resiliency our diversified revenue streams provide in a weaker economy.

Unfortunately, in 2001 our stock price suffered a much worse decline than our operating results. Our stock opened the year at \$1.06, rose to an annual high of \$3.13 on January 25, and ended the year at \$1.18. We have experienced further declines in early 2002. While we cannot be certain about the specific causes, we believe several factors may be influencing this negative trend. The overall decline in the stock market and the more severe impact on small-cap stocks with low trading volume is one potential factor; the general retreat from companies in the laser vision correction business is another. Further, while we believe that our decision to exit the physician practice management business will give us a stronger business model in the long run, the one-time charges we announced in our third quarter of 2001 related to this decision may have been negatively perceived by investors. The potential uncertainty associated with our plan to divest the physician practice management business may also be contributing to this negative trend.

I will use the balance of this letter to explain what we plan to do in 2002 and beyond to attempt to reverse this trend and deliver shareholder value. There are three basic priorities for NovaMed in fiscal 2002:

- Successfully complete the divestiture of our physician practice management business
- Drive internal growth by increasing surgical procedures at our existing surgical facilities and growing our product sales business
- Achieve external growth through selective acquisition and development of surgical facilities

As I noted earlier, through the end of the first quarter of 2002, we had successfully closed on five of the approximately 18 transactions we estimate will be required to fully divest ourselves of our physician practice management business. By the end of the second quarter of 2002, we expect to be in active negotiations on most of the remaining transactions. As we close these deals, we are using the cash proceeds to pay down outstanding debt, which reduces our interest expense. As part of this divestiture process, the availability under our credit facility will be reduced on a quarterly basis to $35 million effective October 1, 2002. After giving effect to these divestitures, we believe we will be less dependent on our credit facility to fund our operations and we will have greater capacity under our credit facility to pursue new growth opportunities.

Although the divestiture of our physician practice management business is a time-consuming process, we have a separate team dedicated to managing and growing our continuing operations and identifying new, external growth opportunities. Many of our existing surgical facilities can accommodate additional surgical procedures without physical expansion. Given the high fixed-cost nature of this business, increasing surgical procedures has a very favorable financial impact to NovaMed. We believe that the efficiency and convenience of our single-specialty surgical facilities will allow us to attract physicians that are currently using hospitals and other institutional settings for their eye surgery procedures. Although we do not know when the economy will improve to the point where people are more comfortable making discretionary expenditures, we believe that the demand for laser vision correction surgery will improve with the economy. Until then, we believe that an active aging population will continue to fuel growth in our cataract and other eye surgery procedures.

External growth opportunities in our surgical facilities segment are available through both acquisition and development. We are actively pursuing many opportunities in each category and believe that a balance of the two is an attractive way to increase long term shareholder value. Acquisitions are a faster means of entry into a new market and provide more immediate returns, but we believe new development can offer a higher level of return over the long term. We have experience doing both, and we are confident in our ability to execute our external growth plan.

In sum, by the end of 2002 we believe we will be a stronger company focused on our core strengths. This focus will allow us to renew our commitment to meeting the needs of our customers, both our physician-partners and their patients, and will provide us with the opportunity to exceed their expectations. I would like to thank our shareholders, our Board of Directors, our physician-partners and our employees for their support and dedication as we work through this year of transition.

Sincerely,

Stephen J. Winjum
Chairman, President and Chief Executive Officer

Principal Officers

Stephen J. Winjum
Chairman, President and Chief Executive Officer

Scott T. Macomber
Executive Vice President and
Chief Financial Officer

E. Michele Vickery
Executive Vice President, Operations

Board of Directors

Stephen J. Winjum
Chairman of the Board

R. Judd Jessup
Private investor; health care executive and past president of two healthcare services companies

Scott H. Kirk, M.D.
Practicing ophthalmologist since 1982; serves on the Board of Directors of the Accreditation Association for Ambulatory Health Care and the Outpatient Ophthalmic Surgery Society

Steven V. Napolitano
Partner and member of the Board of Directors and Executive Committee of the law firm of Katten Muchin Zavis Rosenman

C.A. Lance Piccolo
Healthcare Executive; Vice Chairman, Caremark Rx, Inc., a leading prescription benefits management firm

Annual Meeting

The Annual Meeting of Stockholders will be held on May 23, 2002, at 4 p.m. CDT, in Chicago, Illinois. Stockholders of record as of April 2, 2002, will be entitled to vote at the meeting.

Corporate Headquarters

980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611
312.664.4100 *phone*
312.664.4250 *fax*
www.novamed.com

Stockholder Information

Stock Information
NovaMed Eyecare, Inc. common stock is traded on the Nasdaq National Market under the symbol NOVA. A full range of corporate and investor information, including earnings and other news releases, SEC filings, management and board biographies, and stock-performance information, is available on the company's Web site, www.novamed.com.

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1.800.937.5449
212.936.5100

Stock Ownership
As of April 2, 2002, there were 356 holders of record of NovaMed stock.

Dividends
The company has not paid dividends since becoming public in August 1999, and currently intends to retain earnings to finance business growth.

Form 10-K
The company's Annual Report on Form 10-K for the year ended December 31, 2001, is included with this Annual Report to Shareholders and is also available upon request to www.novamed.com or 312.664.4100.

Stockholder Inquiries
Copies of quarterly earnings releases are available on the Internet at www.novamed.com, or may be obtained by mail by calling Investor Relations at the Corporate Headquarters. Specific financial questions should be directed to Scott Macomber, Executive Vice President and Chief Financial Officer, at the Corporate Headquarters, 312.664.4100.

Independent Public Accountants
Arthur Andersen LLP
33 West Monroe Street
Chicago, Illinois 60603

Corporate Counsel
Katten Muchin Zavis Rosenman
525 West Monroe Street
Chicago, Illinois 60661







980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611

312.664.4100 *phone*
312.664.4250 *fax*

www.novamed.com

NovaMed℠ Eyecare, Inc.